Poniard Pharmaceuticals, Inc.	750 Battery Street, Suite 330 San Francisco, California 94111 650.583.3774 main 650.583.3789 fax

October 6, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler, Assistant Director
Nandini Acharya, Staff Attorney

Re:	Poniard Pharmaceuticals, Inc.
Registration Statement on Form S-4
File No. 333-175778
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Riedler:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Poniard Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-175778), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on October 7, 2011, or as soon as practicable thereafter.

The Registrant hereby authorizes Brad Owens, of Perkins Coie LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 6, 2011

We request that we be notified of such effectiveness by a telephone call to Mr. Owens at (206) 359-8125, or in his absence James Lisbakken at (206) 359-8660. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Perkins Coie LLP, attention: Brad Owens, via facsimile at (206) 359-9125.

Best Regards, PONIARD PHARMACEUTICALS, INC.

/s/ Mike Jackson
Mike Jackson Interim Chief Financial Officer

cc:	Ronald Martell, Poniard Pharmaceuticals, Inc.

James Lisbakken, Perkins Coie LLP

Brad Owens, Perkins Coie LLP